

August 21, 2012

<u>Via E-mail</u>
Alexander Farquharson
President and Chief Executive Officer
Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

      Re: Energizer Tennis Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed August 10, 2012
             File No. 333-182199

Dear Mr. Farquharson:

      We have reviewed your response to our letter dated July 13, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Prospectus cover page</u>

1. We note your response to prior comment 16. Please disclose on the prospectus cover page that you will only offer your common stock in foreign jurisdictions where registration is not required.

<u>Prospectus Summary, page 4</u>

2. We note your response to prior comment 4. Consistent with the disclosure in the first paragraph on page 24, please further revise to also disclose that you will need to raise $100,000 to operate for the next 12 months.

3. We note that you have $2,115.18 cash on hand as of August 9, 2012. However, you estimate that you will need approximately $50,000 for the next six months. Revise to disclose here the consequences to your business operations if you are not able to raise additional funds.

<u>Risk Factors, page 6</u>

<u>Our success depends on our ability to compete, page 6</u>

4. Please revise the risk factor heading and the following risk factor heading to remove the implication that you have generated "success" from your current operations. We note that you are a development stage company and that you have generated limited revenues.

<u>We rely on the services of third parties, page 9</u>

5. We note your response to prior comment 14. Please clarify, if true, that you do not have written agreements with the third party service providers and that they may be terminated with little or no notice.

<u>Our auditors have questioned our ability to continue operations, page 9</u>

6. We note your response to prior comment 9. Please revise this risk factor by describing the reasons why your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

7. Additionally, the risk factor discussion should be limited to a description of the material risks you face. Mitigating information is not appropriate in the risk factors. Accordingly, please remove the first three sentences of this risk factor and the last two sentences of the fourth risk factor on this page.

<u>Description of Business, page 18</u>

<u>Our Business, page 18</u>

8. Refer to the first bullet point on page 20. Please disclose the estimated website traffic sufficient to offer advertising space and provide us with the basis of your belief that you will be able to generate this amount of traffic by the end of a three month campaign.

9. We note your response to prior comment 25. Given the significant variance in budgets allocated to marketing depending on the offering proceeds, please briefly explain the extent of the marketing campaign you will be able to implement assuming each of the budgeted amounts.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation